Filed by Stora Enso Oyj
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Consolidated Papers, Inc.
                           Commission File No. 001-11359


      THE FOLLOWING SLIDE PRESENTATION WAS USED BY STORA ENSO OYJ ON
       AUGUST 18, 2000 AT ITS EXTRAORDINARY GENERAL SHAREHOLDERS MEETING.


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Slide 1

                                                       STORA ENSO LOGO
                                                       [Omitted from this and
                                                        all subsequent pages]



                       ACQUISITION OF CONSOLIDATED PAPERS



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Slide 2


Cautionary statement

We urge you to read the Proxy Statement/Prospectus, which Stora Enso Oyj has filed with the Securities Exchange Commission as part of a Registration Statement, because it contains important information. The Joint Proxy Statement/Prospectus was sent on or about July 28, 2000 to stockholders of Consolidated Papers, Inc. seeking their approval of the proposed merger of Consolidated Papers with a subsidiary of Stora Enso Oyj. You may obtain a free copy of the Proxy Statement/Prospectus and other documents filed by Consolidated Papers (as well as certain documents filed by Stora Enso Oyj) with the Commission at the Commission's web site at www.sec.gov. Stora Enso's Registration Statement on Form F-4 (File No. 333-12342) may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement, including documents incorporated by reference therein, may also be obtained from Stora Enso Oyj by contacting Stora Enso Oyj,
Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050. Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the transaction. Information concerning the participants is set forth in the Proxy Statement/Prospectus.


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slide 3

Why Consolidated Papers?

o    Excellent product match in fastest-growing paper grades

o    Leading market positions in core grades

o    Long-standing and high-quality customer base

o Excellent sales and marketing network and market reputation in United States and Canada

o    Extensive coated paper experience



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slide 4


Consolidated Papers Jan-June 2000


Sales, USD million                               990.3

Operating profit, USD million                    121.6

Operating profit, %                               12.3

Shareholders' equity, USD million              1,354.1

Capacity: Total 2 million t/a of graphical papers

      Coated mechanical                        950,000

      Coated woodfree                          700,000

      SC paper                                 200,000

      Specialty papers                         150,000

Also owns and manages kraft pulp mills and  forests

Number of employees                              6,800


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slide 5

Stora Enso's Leading Position in Europe

[Pie Charts Reflecting the Following Information:

Coated Woodfree
         15%               (Total European Capacity 10.0 million tonnes/a)

Coated Mechanical
         20%               (Total European Capacity 8.9 million tonnes/a)

Uncoated Mechanical Incl. SC
         21%               (Total European Capacity 5.8 million m tonnes/a)]

Source: Jaakko Poyry


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slide 6

Now a Leader in North America

[Pie Charts Reflecting the Following Information:

Coated Woodfree
         13%               (Total North American Capacity 5.6 million tonnes/a)

Coated Mechanical
         19%               (Total North American Capacity 5.2 million tonnes/a)

Uncoated Mechanical Incl. SC
         11%               (Total North American Capacity 5.0 million tonnes/a)]

Source: Jaakko Poyry


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slide 7

Estimated Financial Synergies
2001 - 2002

USD million                                           2001     2002
--------------------------------------------------------------------------------

o    Best practices                                    50       60

     -    production efficiency

     -    cost savings

o    Optimization of sales and logistics               30       40

     -    access to best distribution channels in USA

     -    European imports and Port Hawkesbury

o    Purchasing                                        10       10
--------------------------------------------------------------------------------
                                                       90      110
Based on initial estimates and due diligence


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slide 8

Consolidated Papers cost saving programme

                                             Estimated
USD million                                  Impact 2000
--------------------------------------------------------------------------------
Material substitution and reductions                 33

Improved productivity                                20

Staffing                                             17

Price reductions (purchased materials)               12

Energy and effluent reductions                       10

Other                                                 8

--------------------------------------------------------------------------------
Total                                               100


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slide 9


North American Division

o    Organization announced and top management appointed on 8 August.

o    Annual sales:                  USD 2.4 billion

     Production capacity:        2.7 million tonnes

     Employees:                               7,600

o Currently focus on integration of Stora Enso's and Consolidated Papers' businesses.

-- A flying start once the deal is closed.


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slide 10


STORA ENSO CONSOLIDATED PAPERS INCLUDED


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slide 11

Stora Enso Consolidated Papers included

o    Sales about 12 billion euros

o    Production capacity 15.3 million tonnes of paper and board annually

o    5 million m3 of sawn goods

o    About 45,000 employees

o    Listed on the Helsinki, New York and Stockholm stock exchanges


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slide 12


Sales

 [Pie Chart Reflecting the Following Information:

                           Magazine Paper                     22%
                           Newsprint                          13%
                           Fine Paper                         23%
                           Packaging Boards                   18%
                           Timber                              9%
                           Pulp                                7%
                           Others                              8%]

                                                     EUR 12.0 billion


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slide 13

Paper and board capacity by country

 [Pie Chart Reflecting the Following Information:

                                    Finland          35%
                                    Sweden           24%
                                    North America    17%
                                    Germany          15%
                                    Other Europe      8%
                                    Asia              1%]

                                                Total Capacity 15.3 million tons


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slide 14


Estimated largest shareholders in Stora Enso Consolidated Papers included

if 165 million shares issued                     % of shares      % of votes
--------------------------------------------------------------------------------
1. Finnish State                                    15               23

2. Investor AB                                       9               23

3. Robur                                             6                2

4. Mead Voting Trust beneficiaries, collectively*    6                2

5. Franklin Resources Inc.                           4                2

6. Social Insurance Institution of Finland           3                9

7. Sampo-Varma Group                                 2                7

8. Fourth General Pension Fund                       2                3

9. Sanford C. Bernstein (Asset Mgmt.)                1                1

10.SPP Insurance Company                             1               0.3

*) Shares held in trust will be distributed to beneficiaries at the time of the merger

Assumes 50%/50% cash/share distribution for all shareholders


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slide 15

Future Financial Targets and Policies
Remain Unchanged

o    Profitability

     -    target ROCE 13% over the cycle (current WACC 9%)

o    Financial structure

     -    debt/equity ~ 0.8, in 2000

o    Share buy back programme (5%, about EUR 400 million)

o    Dividend policy

     -    1/3 of net profit over the cycle

o    Emphasis on growth: M&A's

--   Long term creation of shareholder value


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slide 16


TERMS OF THE TRANSACTION


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slide 17

The value of Consolidated Papers

o    Calculations are based upon

     -    historic market capitalization

     -    cash flow using several different methods

o    Calculations have taken into consideration

     -    USD 110 million synergy benefits

     -    USD 100 million cost savings in Consolidated Papers

o Future profits have been forecast through a technical and financial analysis of the current condition, future potential and production structure of its production facilities and equipment.

o    The experts consulted

     -    Jaakko Poyry Consulting

     -    Investment bank Salomon Smith Barney Inc.


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slide 18

Terms of Transaction

Collar

[Chart Illustrating changes in Value of CPI's Shares (in USD million) on the vertical axis and changes in the market price of Stora Enso Series R shares (in
EUR) on the horizontal axis. The chart reflects that (a) the market price of
12.15 USD/per Stora Enso Series R share would result in the issuance of 165.3 million shares and the price of 16.43 USD would result in the issuance of 122.3 million shares, (b) the Value of CPI's Shares would not change if the market price of Stora Enso Series R shares remains between 12.15 USD and 16.43 USD, (c) the Value of CPI's Shares would decrease as the market price of Stora Enso Series R shares falls below 12.15 USD and (d) the Value of CPI's Shares would rise as the market price of Stora Enso Series R shares rises above 16.43 USD.]


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slide 19

Acquisition price of
Consolidated Papers

                                    USD million        EUR million
--------------------------------------------------------------------------------
Paid in Cash                           2,009               2,210

Paid as ADRs                           1,533               1,687

Options to be converted                   64                  71
--------------------------------------------------------------------------------
Total acquisition price                3,607               3,968

                                        USD                  EUR
--------------------------------------------------------------------------------
Average price per share                39.49                43.45


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slide 20

STORAENSO LOGO - Omitted


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slide 21

Terms of the share issue

1. Subscription

o The share capital is increased by not less than 204,000,000 euros and not more than 340,000,000 euros.

o Not less than 120,000,000 and not more than 200,000,000 Series R-shares are issued, each with a counter value of 1.70 euros

     -    165,000,000 shares in exchange of Consolidated Papers' shares.

     - 10,000,000 shares for conversion of the current Consolidated Papers' option schemes.


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slide 22

Terms of the share issue

o The shares are issued for subscription to Consolidated Papers' shareholders.

o The number of shares offered is determined in accordance with the merger agreement and the tax opinions according to which 50% of the consideration is offered in the form of cash and 50% Stora Enso shares.

o    The final number of shares to be issued depends on the following:

     - the average share price before the consummation of the transaction allocation of the election between cash and shares

     -    tax opinions to be given to the Consolidated Papers' shareholders

o The final distribution between the shares and the cash will be determined on the basis of the above at the time of the consummation of the transaction.


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slide 23

Terms of the share issue

2. Dividend and other rights

o The new shares are entitled to the full dividend for the accounting period beginning on 1.1.2000 and to other shareholder rights as of the registration of the share capital increase in the Finnish trade register.


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slide 24

Terms of share issue

3. Other matters

o The Board of Directors is authorized to decide on any other matters pertaining to the share capital increase and to practical matters resulting therefrom.


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slide 25


Derogation from shareholders'
pre-emptive subscription rights

o The share issue forms part of the acquisition in which Consolidated Papers is to be merged into Stora Enso's wholly-owned subsidiary Stora Enso Acquisition Inc.

o The newly issued shares will enable Stora Enso to maintain its current capital structure despite the large amount of capital needed for the acquisition

o Stora Enso is offering its own Series R shares for subscription as payment to Consolidated Papers shareholders

o This would enable Consolidated Papers' shareholders to eliminate their tax liability on the shares received in the transaction and thus increases the acceptability of the offer


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slide 26

[StoraEnso Logo - OMITTED]


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slide 27

Terms of issuing stock options

o Maximum total of 10,000,000 new Stora Enso Series R-shares, in one or more instalments

o The authorisation is valid for one year after the Meeting of Shareholders granting the authorisation

Derogation from shareholders'

pre-emptive subscription rights

o Consolidated Papers' option schemes are to be converted into options on Stora Enso ADRs

o Goal is to increase the commitment of Consolidated Papers' key personnel to the best interests of Stora Enso


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slide 28


[STORAENSO LOGO - OMITTED]


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slide 29


The proposed section 5

The Board of Directors shall consist of not less than six (6) and not more than eleven (11) ordinary members.

The Board of Directors shall elect one of its members chairman and one of its members vice chairman.

The term of office of a member of the Board of Directors shall expire at the end of the following Annual General Meeting of Shareholders.

The Board of Directors shall appoint the Chief Executive Officer and the Executive Vice President, who shall also act as Deputy Chief Executive Officer of the Company as well as other senior managers.


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slide 30


[STORAENSO LOGO - OMITTED]


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slide 31

Curriculum vitae

George W. Mead

Chairman of the Board of Consolidated Papers, Inc.

Date and Place of Birth        October 11, 1927 - Milwaukee, Wisconsin
Education                      Hotchkiss School - 1946
                               Yale University, B.S. - 1950
                               Institute of Paper Chemistry, M.S. - 1952

Business Experience            Consolidated Papers, Inc.
                               Chemical Engineer - 1952-54
                               Chief, Pulping Research Group - 1954-55
                               Assistant Production Manager,
                               Winconsin Rapids Division - 1955-56
                               Production Manager,
                               Winconsin Rapids Division - 1956-59
                               Product Coordinator - 1959-61


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slide 32

Curriculum vitae

Business Experience           Consolidated Papers, Inc.

                              Quality Manager, Publication Grades - 1961-62 Vice President, Operations - 1962-66 Director - 1963-President & Chief Executive Officer - 1966-71 Chairman of the Board - 1971-79
                              Chairman and Chief Executive Officer - 1979-93 Chairman of the Board - 1993- George Mead is on the board of directors of several other corporations, including Snap-on Tools Corporation and Thiele Kaolin.


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slide 33


[STORAENSO LOGO - OMITTED]